Israeli Government Approves First Export of Medical Cannabis from Israel to United Kingdom

Toronto and Glil Yam, Israel, January 30, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE: IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is preparing for the expansion of medical cannabis export from Israel in light of the recent news about government approval and the completion of the first medical cannabis shipment from Israel to the United Kingdom.

The export of medical cannabis from Israel is ahead of schedule, exactly one year after the Israeli cabinet issued final approval as part of an industry-wide reform. As one of the country's medical cannabis pioneers, IMC is working diligently to leverage export opportunities from Israel, under the new regulatory framework and supply-chain infrastructure that will facilitate these opportunities.

"There is a very large commercial opportunity for exporting medical cannabis from Israel into Europe and other international markets and we applaud the Israeli government for its vision in recognizing this market opportunity," said Oren Shuster Chief Executive Officer of IMC. "IM Cannabis is committed to delivering high-quality medicinal-grade cannabis products to its patients in Israel and establishing a leadership position in international markets by supplying branded medicinal cannabis products via the Company's fully-licensed import and export distribution facility."

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include statements relating to the market opportunity for medical cannabis in international markets and IMC's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca